

May 17, 2013

<u>Via E-mail</u>
Gerald McCaughey
President and Chief Executive Officer
Canadian Imperial Bank of Commerce
Commerce Court
Toronto, Ontario, Canada M5L 1A2

> **Re: Canadian Imperial Bank of Commerce**
> **Form 40-F for the Fiscal Year Ended October 31, 2012**
> **Filed December 6, 2012**
> **File No. 001-14678**

Dear Mr. McCaughey:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 40-F for the Fiscal Year Ended October 31, 2012</u>

<u>Real estate secured personal lending, page 48</u>

1.   We note the tabular disclosure of LTV ratios for your Canadian residential mortgage portfolios based on industry house price estimates from Teranet. Please revise your disclosure in future filings to clarify the following:

- The extent to which you utilize the house price estimates provided by Teranet, including whether you utilize such information in your estimate of the allowance for credit losses within your Canadian residential mortgage portfolio or in your valuation of properties upon charge-off of the residential mortgage; and

- The nature of Teranet, and to the extent that Teranet is an automated valuation system, clarify how you validate the accuracy of house prices provided by this system.

Impact on collateral if there is a downgrade of CIBC's credit rating, page 64

2.   Please quantify the amount of collateral you are required to deliver in case of a downgrade to your current credit risk rating and include this information in future filings.

Critical accounting policies and estimates, page 69

Allowance for credit losses, page 70

3.   We note your disclosure of internal credit ratings for your business and government and retail portfolios beginning on page 46, and the ratings for the retail portfolios correlate to a probability of default (PD) range on page 48. Please tell us and revise your critical accounting policies disclosure in future filings to clarify whether these risk rating systems are used in your allowance calculation and if so, how you incorporate the ratings and the PD range into the individual and/or collective allowances. In this regard, consider disclosing your loan portfolio by internal risk rating by carrying value rather than by exposure at default (EAD) to fulfill the disclosure obligations of paragraph 36(c) of IFRS 7.

Asset impairment, page 71

Goodwill, other intangible assets and long-lived assets, page 71

4.   We note your disclosure that as at April 30, 2012 and August 1, 2012 the estimated recoverable amounts of CIBC FirstCaribbean exceeded the carrying amounts based on the most recent impairment tests which were conducted in the third and fourth quarters of 2012, respectively and that reductions in the estimated recoverable amount of your CIBC FirstCaribbean CGU could result in a goodwill impairment charges in future periods. Please revise your disclosure in future filings to state the percentage by which the recoverable amount exceeded the carrying value of the CIBC FirstCaribbean CGU as of the date of the most recent impairment test.

Fee and commission income, page 101

5.   You disclose that you recognize investment management and custodial fees as well as mutual fund fees on an accrual basis. Please revise your disclosure in future filings to clarify your accounting for these fees on an accrual basis. Specifically, to the extent that you have concluded the fee revenue within these accounts involves the rendering of services, disclose the methods you have adopted to determine the stage of completion of such transactions. In addition, tell us how such methods reliably measure the services

performed. Refer to paragraphs 24 and 35(a) of IAS 18 and paragraph 14(b)(iii) of the illustrative examples.

Note 2. Fair Value of Financial Instruments, page 101

Sensitivity of Level 3 financial assets and liabilities, page 108

6.   We note your sensitivity disclosures that an increase or a decrease in the mark-to-market of certain financial instruments would result in a net gain or a net loss. It is not clear from these disclosures which input is either increasing or decreasing the reasonably possible alternative assumptions in order to result in the net gains and losses disclosed. Please revise your disclosure in future filings to more clearly state the input(s) that would change the fair value significantly in your sensitivity disclosures. Refer to paragraph 27B(e) of IFRS 7.

Note 23. Contingent liabilities and provision, page 150

7.   Please revise your disclosure in future filings to more clearly describe whether all of your legal proceedings cases are included in your $44 million ending provision balance on page 151, or whether certain legal proceedings are only considered contingent liabilities as of October 31, 2012. For any legal proceedings considered as part of a class of contingent liabilities, disclose your estimate of the financial effect of the contingent liability, or tell us where you have already disclosed such estimate. Refer to paragraph 86 of IAS 37.

424 Prospectuses Relating to Registration Statement on Form F-3

8.   Please confirm that, with respect to your structured note offerings, you will comply with the comments contained in the following letters in your future prospectus supplements:

*   Sample letter sent to financial institutions regarding their structured note offerings disclosure in their prospectus supplements and Exchange Act reports, which is available at: http://www.sec.gov/divisions/corpfin/guidance/structurednote0412.htm

*   Letter sent to certain financial institutions by the Office of Capital Markets Trends on February 21, 2013, which can be located by searching "Office of Capital Markets Trends" at the following link: http://searchwww.sec.gov/EDGARFSClient/jsp/EDGAR_MainAccess.jsp

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Staci Shannon at (202) 551-3374 or Lindsay McCord at (202) 551-3417 if you have questions regarding comments on the financial statements and related matters. Please contact Eric Envall at (202) 551-3234 or Michael Seaman at (202) 551-3366 with any other questions.

Sincerely,

/s/ Michael Seaman for

Suzanne Hayes
Assistant Director